
15008301

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT



# INTERIM FINANCIAL REPORT

## At 30 June 2015

## (UNAUDITED)

## Table of contents

### European Bank for Reconstruction and Development: Interim Financial Report at 30 June 2015

## Income statement

### For the quarter ended 30 June 2015 (unaudited) and 30 June 2014 (unaudited)

| | **Quarter 2 2015 € million** | **Quarter 1 2015 € million** | **YTD 2015 € million** | Quarter 2 2014 € million | YTD 2014 € million |
|---|---|---|---|---|---|
| Interest and similar income | | | | | |
| From Banking loans | **292** | **277** | **569** | 261 | 504 |
| From fixed-income debt securities and other interest | **19** | **21** | **40** | 28 | 53 |
| Interest expense and similar charges | **(33)** | **(28)** | **(61)** | (23) | (44) |
| Net interest expense on derivatives | **(49)** | **(59)** | **(108)** | (48) | (90) |
| **Net interest income** | **229** | **211** | **440** | 218 | 423 |
| Net fee and commission income | **5** | **4** | **9** | 3 | 4 |
| Dividend income | **47** | **4** | **51** | 44 | 51 |
| Net gains from share investments at fair value through profit or loss | **130** | **564** | **694** | 144 | 22 |
| Net (losses)/gains from loans at fair value through profit or loss | **(1)** | **(28)** | **(29)** | 12 | 8 |
| Net gains from loans at amortised cost | **-** | **-** | **-** | 1 | 4 |
| Net gains from Treasury investments held at amortised cost | **-** | **3** | **3** | 2 | 2 |
| Net gains from Treasury activities at fair value through profit or loss and foreign exchange | **42** | **45** | **87** | 4 | 14 |
| Fair value movement on non-qualifying and ineffective hedges | **(11)** | **10** | **(1)** | 18 | (7) |
| Provisions for impairment of Banking loan investments | **(61)** | **(45)** | **(106)** | (67) | (171) |
| General administrative expenses | **(93)** | **(92)** | **(185)** | (81) | (154) |
| Depreciation and amortisation | **(8)** | **(7)** | **(15)** | (6) | (13) |
| **Net profit for the period** | **279** | **669** | **948** | 292 | 183 |
| Transfers of net income approved by the Board of Governors | **(360)** | **-** | **(360)** | (10) | (10) |
| **Financial accounting net (loss)/profit after transfers of net income approved by the Board of Governors** | **(81)** | **669** | **588** | 282 | 173 |

## Statement of comprehensive income

### For the quarter ended 30 June 2015 (unaudited) and 30 June 2014 (unaudited)

| | **Quarter 2 2015 € million** | **Quarter 1 2015 € million** | **Year to date 2015 € million** | Quarter 2 2014 € million | Year to date 2014 € million |
|---|---|---|---|---|---|
| **Net (loss)/profit** | **(81)** | **669** | **588** | 282 | 173 |
| **Other comprehensive income/(loss)** | | | | | |
| Share investment designated as fair value through other comprehensive income | **-** | **4** | **4** | - | (2) |
| Cash flow hedges | **(6)** | **13** | **7** | 3 | 3 |
| **Total comprehensive (loss)/income** | **(87)** | **686** | **599** | 285 | 174 |
| Attributable to: | | | | | |
| **Equity holders** | **(87)** | **686** | **599** | 285 | 174 |

# Balance Sheet
## At 30 June 2015 (unaudited) and 31 December 2014 (audited)

| | € million | 30 June 2015 € million | € million | 31 December 2014 € million |
|---|---|---|---|---|
| **Assets** | | | | |
| Placements with and advances to credit institutions | | **15,023** | | 10,612 |
| Debt securities | | | | |
| At fair value through profit or loss | **732** | | 106 | |
| At amortised cost | **10,033** | | 11,688 | |
| | | **10,765** | | 11,794 |
| Collateralised placements | | **33** | | 57 |
| | | **25,821** | | 22,463 |
| Other financial assets | | | | |
| Derivative financial instruments | **4,773** | | 4,978 | |
| Other financial assets | **455** | | 345 | |
| | | **5,228** | | 5,323 |
| Loan investments | | | | |
| *Banking portfolio* | | | | |
| Loans at amortised cost | **20,987** | | 20,358 | |
| Less: Provisions for impairment | **(1,330)** | | (1,209) | |
| Loans at fair value through profit or loss | **354** | | 338 | |
| | | **20,011** | | 19,487 |
| Share investments | | | | |
| *Banking portfolio* | | | | |
| Share investments at fair value through profit or loss | **5,277** | | 5,069 | |
| *Treasury portfolio* | | | | |
| Share investments at fair value through other comprehensive income | **73** | | 62 | |
| | | **5,350** | | 5,131 |
| Intangible assets | | **49** | | 43 |
| Property, technology and office equipment | | **45** | | 40 |
| **Total assets** | | **56,504** | | 52,487 |
| **Liabilities** | | | | |
| Borrowings | | | | |
| Amounts owed to credit institutions | **2,564** | | 2,534 | |
| Debts evidenced by certificates | **35,517** | | 32,922 | |
| | | **38,081** | | 35,456 |
| Other financial liabilities | | | | |
| Derivative financial instruments | **2,847** | | 2,430 | |
| Other financial liabilities | **825** | | 452 | |
| | | **3,672** | | 2,882 |
| **Total liabilities** | | **41,753** | | 38,338 |
| **Members' equity** | | | | |
| Paid-in capital | **6,202** | | 6,202 | |
| Reserves and retained earnings | **8,549** | | 8,549 | |
| **Total members' equity** | | **14,751** | | 14,149 |
| **Total liabilities and members' equity** | | **56,504** | | 52,487 |
| **Memorandum items** | | | | |
| Undrawn commitments | | **11,498** | | 11,531 |

## Statement of changes in equity for the quarter ended 30 June 2015 (unaudited) and 30 June 2014 (unaudited)

| | Subscribed capital € million | Callable capital € million | Fair value through other comprehensive income reserve € million | Cash flow reserves € million | Actuarial remeasurements € million | Retained earnings € million | Total equity € million |
|---|---|---|---|---|---|---|---|
| At 31 December 2013 | 29,673 | (23,471) | 15 | 4 | (3) | 8,658 | 14,876 |
| Total comprehensive income for the period | - | - | (2) | 3 | - | 173 | 174 |
| Internal tax for the period | - | - | - | - | - | 3 | 3 |
| **At 30 June 2014** | 29,673 | (23,471) | 13 | 7 | (3) | 8,834 | 15,053 |
| At 31 December 2014 | 29,674 | (23,472) | 14 | - | (8) | 7,941 | 14,149 |
| Total comprehensive income for the period | - | - | 4 | 7 | - | 588 | 599 |
| Internal tax for the period | - | - | - | - | - | 3 | 3 |
| **At 30 June 2015** | 29,674 | (23,472) | 18 | 7 | (8) | 8,532 | 14,751 |

# Statement of cash flows for the period to 30 June 2015 (unaudited) and 30 June 2014 (unaudited)

| | € million | Six months to 30 June 2015 € million | € million | Six months to 30 June 2014 € million |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Net profit for the year | **588** | | 173 | |
| Adjustments for: | | | | |
| Unwinding of the discount relating to impaired identified assets | **(15)** | | (7) | |
| Interest income | **(594)** | | (550) | |
| Interest expense and similar charges | **169** | | 134 | |
| Net deferral of fees and direct costs | **46** | | 41 | |
| Dividend Income | **(51)** | | (51) | |
| Internal tax | **3** | | 2 | |
| Realised gains/(losses) on share investments and equity derivatives | **9** | | (160) | |
| Unrealised (gains)/losses on share investments and equity derivatives at fair value through profit or loss | **(517)** | | 137 | |
| Unrealised losses/(gains) from loans at fair value through profit or loss | **27** | | (8) | |
| Realised losses/(gains) on Banking loans | **3** | | (4) | |
| Realised (gains)/losses on Treasury investments | **(3)** | | 2 | |
| Fair value movement on hedges | **1** | | 7 | |
| Unrealised mark-to-market movement | **30** | | (66) | |
| Foreign exchange gains | **(2)** | | 2 | |
| Depreciation and amortisation | **15** | | 13 | |
| Profit on disposal of property, technology and office equipment | **-** | | - | |
| Provisions for impairment of debt securities at amortised cost | **-** | | - | |
| Gross provisions charge for Banking loan losses | **106** | | 171 | |
| | **(185)** | | (164) | |
| Interest income received | **548** | | 491 | |
| Interest expense and similar charges paid | **(116)** | | (102) | |
| Dividend income received | **51** | | 51 | |
| Increase in operating assets: | | | | |
| Prepaid expenses | **23** | | (26) | |
| Proceeds from repayments of Banking loans | **3,375** | | 3,792 | |
| Funds advanced for Banking loans | **(3,326)** | | (3,673) | |
| Proceeds from sale of Banking share investments and equity derivatives | **749** | | 990 | |
| Funds advanced for Banking share investments | **(347)** | | (590) | |
| Net placements from credit institutions | **(475)** | | 2,917 | |
| Net proceeds from settlement of derivatives | **569** | | 117 | |
| Increase in operating liabilities: | | | | |
| Accrued expenses | **87** | | (14) | |
| **Net cash from operating activities** | | **1,053** | | 3,789 |
| **Cash flows from investing activities** | | | | |
| Proceeds from debt securities at amortised cost | **7,500** | | 7,616 | |
| Purchases of debt securities at amortised cost | **(5,864)** | | (6,512) | |
| Proceeds from sale of debt securities held at fair value through profit or loss | **886** | | 146 | |
| Purchases of debt securities held at fair value through profit or loss | **(607)** | | (136) | |
| Proceeds from sale of property, technology and office equipment | **-** | | - | |
| Purchase of intangible assets, property, technology and office equipment | **25** | | (8) | |
| **Net cash from investing activities** | | **1,890** | | 1,106 |
| **Cash flows from financing activities** | | | | |
| Capital received | **-** | | - | |
| Issue of debts evidenced by certificates | **7,612** | | 5,265 | |
| Redemption of debts evidenced by certificates | **(7,098)** | | (4,209) | |
| **Net cash from financing activities** | | **514** | | 1,056 |
| **Net increase in cash and cash equivalents** | | **3,457** | | 5,951 |
| **Cash and cash equivalents at beginning of the year** | | **6,435** | | 4,147 |
| **Cash and cash equivalents at 30 June** | | **9,892** | | 10,098 |

[1] Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 30 June 2015 balance is €655 million restricted for signed projects and operational costs for the SEMED Investment Special Fund (ISF), and €13 million restricted for technical assistance to be provided to member countries in the SEMED region.

## Explanatory notes

### *1. Establishment of the Bank*

#### i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2015 the Bank's shareholders comprised 64 countries, together with the European Union and the European Investment Bank.

#### ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

### *2. A summary of significant accounting policies*

#### i Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement which form part of a qualifying hedge relationship have been accounted for in accordance with hedge accounting rules.

#### ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements for the year ended 31 December 2014.

In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the period have been made. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2015.

### *3. Banking loan investments at amortised cost*

| | **30 June 2015 Sovereign Loans € million** | **30 June 2015 Non-sovereign loans € million** | **30 June 2015 Total loans € million** | 31 December 2014 Sovereign loans € million | 31 December 2014 Non-sovereign loans € million | 31 December 2014 Total Loans € million |
|---|---|---|---|---|---|---|
| **Operating assets** | | | | | | |
| At 1 January | **2,920** | **17,438** | **20,358** | 2,801 | 16,657 | 19,458 |
| Movement in fair value revaluation[1] | **-** | **(17)** | **(17)** | - | 17 | 17 |
| Disbursements | **189** | **3,018** | **3,207** | 485 | 7,517 | 8,002 |
| Repayments and prepayments | **(238)** | **(3,129)** | **(3,367)** | (455) | (6,879) | (7,334) |
| Foreign exchange movements | **52** | **757** | **809** | 83 | 165 | 248 |
| Movement in net deferral of front end fees and related direct costs | **5** | **28** | **33** | 6 | 34 | 40 |
| Written off | **-** | **(36)** | **(36)** | - | (73) | (73) |
| **Total** | **2,928** | **18,059** | **20,987** | 2,920 | 17,438 | 20,358 |
| Portfolio provisions for the unidentified impairment of loan investments | **(39)** | **(577)** | **(616)** | (40) | (538) | (578) |
| Specific provisions for the identified impairment of loan investments | **-** | **(714)** | **(714)** | - | (631) | (631) |
| **Net book value** | **2,889** | **16,768** | **19,657** | 2,880 | 16,269 | 19,149 |

[1] The movement in fair value revaluation relates to those fixed rate loans that form part of a qualifying hedge relationship with a derivative position and as such are re-measured to fair value in respect of interest rate risk.

At 30 June 2015 the Bank categorised 80 amortised cost loans as non-performing, with operating assets totalling €1.2 billion (31 December 2014: 86 loans totalling €1.2 billion). Specific provisions on these assets amounted to €714 million (31 December 2014: €631 million).

## Banking loan investments at fair value through profit or loss

| **Non-sovereign loans** | **30 June 2015 € million** | 31 December 2014 € million |
|---|---|---|
| At 1 January | **338** | 223 |
| Movement in fair value revaluation | **(29)** | 9 |
| Disbursements | **19** | 248 |
| Repayments and prepayments | **(8)** | (72) |
| Foreign exchange movements | **34** | (67) |
| Written off | **-** | (3) |
| **Fair value** | **354** | 338 |

At 30 June 2015 the Bank categorised six fair value through profit or loss loans as non-performing, with operating assets totalling €69 million (31 December 2014: 3 loans totalling €14 million). Fair value adjustments on these assets amounted to a €24 million loss (31 December 2014: €11 million loss).

### *4. Share investments*

| | 30 June 2015 Fair value Unlisted € million | 30 June 2015 Fair value Listed € million | 30 June 2015 Fair value Total € million | 31 December 2014 Fair value Unlisted € million | 31 December 2014 Fair value Listed € million | 31 December 2014 Fair Value Total € million |
|---|---|---|---|---|---|---|
| **Outstanding disbursements** | | | | | | |
| At 1 January | 4,120 | 2,065 | 6,185 | 4,410 | 1,949 | 6,359 |
| Transfer between unlisted and listed | - | - | - | (296) | 296 | - |
| Disbursements | 275 | 72 | 347 | 615 | 437 | 1,052 |
| Disposals | (189) | (532) | (721) | (605) | (617) | (1,222) |
| Written off | (37) | - | (37) | (4) | - | (4) |
| **Total** | 4,169 | 1,605 | 5,774 | 4,120 | 2,065 | 6,185 |
| **Fair value adjustment** | | | | | | |
| At 1 January | (1,165) | 49 | (1,116) | 228 | (97) | 131 |
| Transfer between unlisted and listed | - | - | - | (431) | 431 | - |
| Movement in fair value revaluation | 494 | 125 | 619 | (962) | (285) | (1,247) |
| **Total** | (671) | 174 | (497) | (1,165) | 49 | (1,116) |
| **Fair value** | 3,498 | 1,779 | 5,277 | 2,955 | 2,114 | 5,069 |
| **Equity derivatives** | 315 | 44 | 359 | 389 | 36 | 425 |

### *5. Primary segment analysis*

### Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the Bank's countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

## Primary reporting format - business segment

| | At 30 June 2015 | | | At 30 June 2014 | | |
|---|---|---|---|---|---|---|
| | **Banking** | **Treasury** | **Aggregated** | Banking | Treasury | Aggregated |
| | **€ million** | **€ million** | **€ million** | € million | € million | € million |
| Interest income | **569** | **40** | **609** | 504 | 53 | 557 |
| Other income | **725** | **90** | **815** | 89 | 16 | 105 |
| **Total segment revenue** | **1,294** | **130** | **1,424** | 593 | 69 | 662 |
| Less interest expense and similar charges | **(166)** | **104** | **(62)** | (144) | 82 | (62) |
| Net interest expense on derivatives | **-** | **(108)** | **(108)** | - | (90) | (90) |
| Allocation of the return on capital | **1** | **-** | **1** | 16 | 2 | 18 |
| Less general administrative expenses | **(174)** | **(11)** | **(185)** | (145) | (9) | (154) |
| Less depreciation and amortisation | **(14)** | **(1)** | **(15)** | (12) | (1) | (13) |
| **Segment result before provisions and hedges** | **941** | **114** | **1,056** | 308 | 53 | 361 |
| Fair value movement on non-qualifying and ineffective hedges | **-** | **(1)** | **(1)** | - | (7) | (7) |
| Provision for impairment of loan investments | **(106)** | **-** | **(106)** | (171) | - | (171) |
| **Net profit for the year** | **835** | **113** | **948** | 137 | 46 | 183 |
| **Segment assets** | **26,086** | **30,418** | **56,504** | 25,282 | 25,973 | 51,255 |
| **Segment liabilities** | **443** | **41,309** | **41,752** | 267 | 35,935 | 36,202 |

Interest expense and similar charges, net of the allocation of the return on capital, is €61 million (Q2 2014: €44 million). This is the Bank's "interest expense and similar charges" as reported in the income statement.

## *6. Fair value of financial assets and liabilities*

### Classification and fair value of financial assets and liabilities

| Financial assets at 30 June 2015 | Carrying amount € million | Fair value € million |
|---|---|---|
| **Financial assets measured at fair value through profit or loss:** | | |
| Debt securities | 732 | 732 |
| Derivative financial instruments | 4,773 | 4,773 |
| Banking share investments | 5,277 | 5,277 |
| Treasury share investments | 73 | 73 |
| Banking loan investments | 354 | 354 |
| | 11,209 | 11,209 |
| **Financial assets measured at amortised cost:** | | |
| Placements with and advances to credit institutions | 15,023 | 15,023 |
| Collateralised placements | 33 | 33 |
| Debt securities | 10,033 | 10,030 |
| Other financial assets | 455 | 455 |
| Banking loan investments | 19,657 | 20,680 |
| | 45,201 | 46,221 |
| **Total** | **56,410** | **57,430** |

| Financial Liabilities at 30 June 2015 | Carrying amount € million | Fair value € million |
|---|---|---|
| Amounts owed to credit institutions | (2,564) | (2,564) |
| Debts evidenced by certificates | (35,517) | (35,393) |
| Derivative financial instruments | (2,847) | (2,847) |
| Other financial liabilities | (825) | (825) |
| **Total financial liabilities** | **(41,753)** | **(41,629)** |

### Fair Value Estimation Techniques

The Bank's balance sheet approximates to fair value in all financial asset and liability categories, with the exception of loan investments at amortised cost.

The amortised cost instruments held within placements with and advances to credit institutions, other financial assets, amounts owed to credit institutions, and other financial liabilities are all deemed to have amortised cost values approximating their fair value, being primarily simple, short-term instruments. They are classified as having Level 2 inputs as the Bank's assessment of their fair value is based on the observable market valuation of similar assets and liabilities.

Amortised cost debt securities are valued using Level 2 inputs. The basis of their fair value is determined using valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are quotes from brokerage services.
The Bank's collateralised placements are valued using discounted cash flows and are therefore based on Level 3 inputs.

Banking loan investments whereby the objective of the Bank's business model is to hold these investments to collect the contractual cash flow, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, are recognised at amortised cost. The fair value of these loans was calculated using Level 3 inputs by discounting the cash flows at a year-end interest rate applicable to each loan and further discounting the value by an internal measure of credit risk.

Debts evidenced by certificates represents the Bank's borrowing activities executed through the issuance of commercial paper and bonds. The fair value of the Bank's issued bonds is determined using discounted cash flow models and therefore relies on Level 3 inputs. Due to the short-tenor nature of commercial paper, amortised cost approximates fair value. The fair value of the Bank's issued commercial paper is determined based on the observable market valuation of similar assets and liabilities and therefore relies on Level 2 inputs.

**Fair value hierarchy**

IFRS 13 specifies classification of fair values on the basis of a three-level hierarchy of valuation methodologies. The classifications are determined based on whether the inputs used in the measurement of fair values are observable or unobservable. These inputs have created the following fair value hierarchy:

- **Level 1** - Quoted prices in active markets for identical assets or liabilities. This level includes listed share investments on stock exchanges.
- **Level 2** - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). This level includes debt securities and most derivative products. The sources of inputs include prices available from screen-based services such as Reuters and Bloomberg, broker quotes and observable market data such as interest rates and foreign exchange rates which are used in deriving the valuations of derivative products.
- **Level 3** - Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level includes share investments and debt securities or derivative products for which not all market data is observable.

The table below provides information at 30 June 2015 about the Bank's financial assets and financial liabilities measured at fair value. Financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement.

| | At 30 June 2015 | | | |
|---|---|---|---|---|
| | Level 1<br>€ million | Level 2<br>€ million | Level 3<br>€ million | Total<br>€ million |
| Debt securities | - | 732 | - | 732 |
| Derivative financial instruments | - | 4,243 | 530 | 4,773 |
| Banking loans | - | - | 354 | 354 |
| Share investments (Banking portfolio) | 1,661 | - | 3,616 | 5,277 |
| Share investments (Treasury portfolio) | - | 73 | - | 73 |
| **Total financial assets at fair value** | **1,661** | **5,048** | **4,500** | **11,209** |
| | | | | |
| Derivative financial instruments | - | (2,682) | (165) | (2,847) |
| **Total financial liabilities at fair value** | - | **(2,682)** | **(165)** | **(2,847)** |

There have been no transfers between level 1 and level 2 during the year.

The table below provides a reconciliation of the fair values of the Bank's level 3 financial assets and financial liabilities for the period ended 30 June 2015.

| | Level 3 financial assets and financial liabilities<br>Period ended 30 June 2015 | | | | | |
|---|---|---|---|---|---|---|
| | Derivative financial instruments<br>€ million | Banking loans<br>€ million | Banking share investments<br>€ million | Total level 3 assets<br>€ million | Derivative financial instruments<br>€ million | Total liabilities<br>€ million |
| Balance as at 31 March 2015 | 515 | 338 | 3,387 | 4,240 | (82) | (82) |
| Total gains/(losses) for the quarter ended 30 June 2015 in: | | | | | | |
| Net profit/(loss) | 108 | 5 | 487 | 600 | (83) | (83) |
| Purchases/issues | - | 19 | 289 | 308 | - | - |
| Sales/settlements | (93) | (8) | (544) | (645) | - | - |
| Net transfers in/(out) of Level 3 | - | - | (3) | (3) | - | - |
| **Balance as at 30 June 2015** | **530** | **354** | **3,616** | **4,500** | **(165)** | **(165)** |
| | | | | | | |
| Unrealised fair value changes on assets and liabilities held at 30 June 2015 included in net profit/(loss) above | 79 | 5 | 454 | 538 | 13 | 13 |

The transfers out of level 3 for Banking share investments relates to listed investments for which an active market has developed in the period.

## Level 3 – sensitivity analysis

The table below presents the level 3 financial instruments carried at fair value at 30 June 2015, the main valuation models/techniques[1] used in the valuation of these financial instruments and the estimated increases or decreases in fair value based on reasonably possible alternative assumptions:

| | | Impact on net profit in 2015 | | |
|---|---|---|---|---|
| | Main valuation models/techniques | Carrying amount<br>€ million | Favourable change<br>€ million | Unfavourable change<br>€ million |
| Treasury derivative financial instruments | Discounted cash flow models | 6 | - | - |
| Banking loans | Discount cash flow and option pricing models | 354 | 23 | (24) |
| Banking share investments & associated derivatives | NAV and EBITDA multiples, discount cash flow models, compounded interest and option pricing models | 3,975 | 444 | (465) |
| **At 30 June 2015** | | **4,335** | **467** | **(489)** |

[1] NAV = net asset value; EBITDA = earnings before interest, tax, depreciation and amortisation.